Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2010. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) grew by 3.9% in real terms during 2011, as compared with 2010. The utilities sector grew by 5.5%; the construction sector grew by 4.8%; the manufacturing sector grew by 5.1%; the wholesale and retail trade sector grew by 7.6%; the transportation and warehousing sector grew by 3.5%; the information sector grew by 6.6%; the finance and insurance sector grew by 4.8%; the real estate, rental and leasing sector grew by 2.1%; professional, scientific and technical services grew by 5.9%; management of companies and enterprises grew by 5.7%; administrative support, waste management and remediation services grew by 4.3%; education services grew by 1.5%; health care and social assistance grew by 1.6%; arts, entertainment and recreation grew by 6.4%; accommodation and food services grew by 2.6%; and other services (except public administration) grew by 4.0%, each in real terms as compared to 2010. The agriculture, forestry, fishing and hunting sector decreased by 0.6%; the mining sector decreased by 2.3%; and public administration decreased by 0.8%, each in real terms during 2011, as compared to 2010.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector(1)

	2006	2007	2008	2009	2010	2011(1)
GDP (constant 2003 prices)	5.2%	3.3%	1.2%	(6.1)%	5.5%	3.9%
Primary Activities:
Agriculture, forestry, fishing and hunting	6.3	2.3	1.2	(2.2)	2.8	(0.6)
Secondary Activities:
Mining	1.4	(0.2)	(1.7)	(2.9)	1.1	(2.3)
Utilities	12.2	3.7	(2.3)	2.0	10.3	5.5
Construction	7.8	4.4	3.1	(7.3)	0.0	4.8
Manufacturing	5.9	1.7	(0.7)	(9.8)	9.7	5.1
Tertiary activities:
Wholesale and retail trade	6.5	5.0	0.9	(14.1)	13.7	7.6
Transportation and warehousing	5.8	3.7	0.0	(6.5)	7.5	3.5
Information	10.7	11.6	8.0	0.8	1.6	6.6
Finance and insurance	16.3	13.9	12.8	(4.5)	12.3	4.8
Real estate, rental and leasing	4.1	3.1	3.0	(1.6)	1.9	2.1
Professional, scientific and technical services	3.0	3.1	3.0	(5.1)	(1.0)	5.9
Management of companies and enterprises	20.1	(3.0)	14.0	(8.1)	5.5	5.7
Administrative support, waste management and remediation services	3.7	3.1	1.6	(4.8)	1.6	4.3
Education services	0.1	1.9	0.8	0.5	0.1	1.5
Health care and social assistance	7.8	2.5	(1.5)	0.8	0.8	1.6
Arts, entertainment and recreation	2.3	3.1	1.5	(4.6)	6.0	6.4
Accommodation and food services	1.6	2.6	0.9	(7.7)	3.2	2.6
Other services (except public administration)	3.3	3.9	0.7	(1.1)	0.7	4.0
Public administration	0.1	1.7	1.1	4.8	2.6	(0.8)

Note:	Numbers may not total due to rounding.
(1)	Preliminary. These figures are subject to periodic revision.

Source: National Institute of Statistics and Geography.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or NCPI) for 2011 was 3.8%, 0.6 percentage points lower than during 2010.

Consumer inflation for the month ended January 31, 2012 was 0.7%, 0.2 percentage points higher than during the same period of 2011.

Unemployment Rate

At December 31, 2011, the unemployment rate was 4.5%, as compared to an unemployment rate of 4.9% at December 31, 2010.

At January 31, 2012, the unemployment rate was 4.9%, as compared to an unemployment rate of 4.5% at December 31, 2011.

Interest Rates

During the first two months of 2012, interest rates on 28-day Treasury bills (Cetes) averaged 4.3% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.1% and on 91-day Cetes of 4.4% during the same period of 2011. On March 1, 2012, the 28-day Cetes rate was 4.3% and the 91-day Cetes rate was 4.4%.

Principal Sectors of the Economy

Petroleum and Petrochemicals

Based on the preliminary unaudited financial information of PEMEX for the year ended December 31, 2011, PEMEX’s total revenues increased by 21.6%, from Ps. 1,282.1 billion during 2010 to Ps. 1,558.4 billion in 2011. This increase resulted primarily from higher international prices of hydrocarbons, which were partially offset by a decrease in the volume of crude oil exports. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales increased by 13.9% during 2011, from Ps. 683.9 billion in 2010 to Ps. 779.2 billion in 2011, primarily due to higher prices for domestic products sold, including gasoline, diesel, fuel oil, jet fuel and asphalt, as well as increases in domestic sales of premium gasoline, diesel, fuel oil, jet fuel and asphalt. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 30.4% in peso terms, from Ps. 592.9 billion in 2010 to Ps. 772.9 billion in 2011, primarily due to higher crude oil prices, which were partially offset by a 1.7% decrease in the volume of crude oil exports during 2011.

In 2011, PEMEX reported a net loss of Ps. 91.5 billion (U.S. $6.5 billion) on Ps. 1,558.4 billion in total revenues, as compared to a net loss of Ps. 45.0 billion on Ps. 1,282.1 billion in total revenues in 2010. This increase in net loss is primarily explained by a Ps. 79.7 billion increase in the loss associated with comprehensive financing result in 2011, primarily due to greater unrealized losses on financial instruments and an increase in foreign exchange losses due to a greater depreciation of the peso against the U.S. dollar in 2011, and a Ps. 221.9 billion increase in PEMEX’s taxes and duties, which was largely due to higher international oil prices.

Financial System

Central Bank and Monetary Policy

During 2011, the M1 money supply increased by 9.4% in real terms, as compared with 2010. This increase was driven by higher amounts of bills and coins held by the public and increases in checking account deposits. The amount of bills and coins held by the public at December 31, 2011 was 7.0% greater in real terms than at December 31, 2010, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2011 was 13.4% greater in real terms than the amount of checking account deposits at December 31, 2010.

At January 31, 2012, the M1 money supply was 9.9% greater in real terms than the level at January 31, 2011. The amount of bills and coins held by the public at January 31, 2012 was 6.8% greater in real terms than at January 31, 2011, while the aggregate amount of checking account deposits denominated in pesos at January 31, 2012 was 14.6% greater in real terms than at January 31, 2011.

At December 31, 2011, financial savings were 12.2% greater in real terms than financial savings at December 31, 2010. Savings generated by Mexican residents were 7.7% greater in real terms and savings generated by non-residents were 49.9% greater in real terms than their respective levels at December 31, 2010.

At January 31, 2012, financial savings were 13.3% greater in real terms than financial savings at January 31, 2011. Savings generated by Mexican residents increased by 8.0% and savings generated by non-residents increased by 58.9%, in each case in real terms and as compared to their respective levels at January 31, 2011.

At February 29, 2012, the monetary base totaled Ps. 711.4 billion, a 6.8% nominal decrease from the level of Ps. 763.5 billion at December 31, 2011.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced from 8.25% to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. At March 1, 2012, the minimum overnight funding rate remained at 4.50%.

Banking Supervision and Support

At December 31, 2011, the total amount of past-due loans of commercial banks was Ps. 60.9 billion, as compared to Ps. 49.7 billion at December 31, 2010. At December 31, 2011, the total loan portfolio of the banking system was 11.5% greater in real terms than the total loan portfolio at December 31, 2010. The past-due loan ratio of commercial banks was 2.5% at December 31, 2011, as compared to a ratio of 2.3% at December 31, 2010. The amount of loan loss reserves held by commercial banks totaled Ps. 115.5 billion at December 31, 2011, as compared to Ps. 99.4 billion at December 31, 2010. At this level, commercial banks had reserves covering 189.6% of their past-due loans at December 31, 2011, exceeding the minimum reserve level of 45%.

The Securities Market

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index or IPC) based on a group of the 35 most actively traded shares. At December 30, 2011, the IPC stood at 37,077.52 points, representing a 3.8% decrease from the level at December 31, 2010. At February 29, 2012, the IPC stood at 37,816.69 points, representing a 2.0% increase from the level at December 30, 2011.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2011, Mexico registered a trade deficit of U.S. $1.2 billion, as compared with a trade deficit of U.S. $3.0 billion for 2010. Merchandise exports increased by 17.2% during 2011, to U.S. $349.7 billion, as compared to U.S. $298.5 billion for 2010. During 2011, petroleum exports increased by 35.3%, while non-petroleum exports increased by 14.2%, each as compared with the petroleum and non-petroleum export totals, respectively, in 2010. Exports of manufactured goods, which represented 79.7% of total merchandise exports, increased by 13.4% during 2011, as compared with exports of manufactured goods during 2010.

According to preliminary figures, during 2011, total imports increased by 16.4%, to U.S. $350.8 billion, as compared to U.S. $301.5 billion for 2010. During 2011, imports of intermediate goods increased by 14.9%, imports of capital goods increased by 15.8% and imports of consumer goods increased by 25.0%, in each case as compared to 2010.

According to preliminary figures, during the first month of 2012, Mexico registered a trade deficit of U.S. $0.3 billion, as compared with a trade surplus of U.S. $0.1 billion for the same period of 2011. Merchandise exports increased by 10.5% during the first month of 2012, to U.S. $27.3 billion, as compared to U.S. $24.7 billion for the same period of 2011.

During the first month of 2012, petroleum exports increased by 3.6%, while non-petroleum exports increased by 12.0%, each as compared with the petroleum and non-petroleum export totals, respectively, in the same period of 2011. Exports of manufactured goods, which represented 77.7% of total merchandise exports, increased by 11.0% during the first month of 2012, as compared with exports of manufactured goods during the same period of 2011.

According to preliminary figures, during the first month of 2012, total imports increased by 12.3%, to U.S. $27.5 billion, as compared to U.S. $24.5 billion for the same period of 2011. During the first month of 2012, imports of intermediate goods increased by 13.5%, imports of capital goods increased by 14.3% and imports of consumer goods increased by 5.3%, in each case as compared to the same period of 2011.

Exchange Controls and Foreign Exchange Rates

During the first two months of 2012, the average peso/dollar exchange rate was Ps. 13.1005 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on March 1, 2012 (which took effect on the second business day thereafter) was Ps. 12.7764 = U.S. $1.00.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México will conduct an auction of U.S. $400 million each business day, at a peso/dollar exchange rate that is, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. The auction will result in a sale only when the exchange rate depreciates more than 2% as compared with the previous day’s exchange rate. This tool has been used in the past to promote liquidity in the foreign exchange market. From November 30, 2011 through March 2, 2012, there were no bids submitted in these daily auctions.

As of December 30, 2011, Mexico’s international reserves totaled U.S. $142.5 billion, an increase of U.S. $28.9 billion as compared to international reserves as of December 31, 2010. As of December 31, 2011, the net international assets of Banco de México totaled U.S. $149.2 billion, an increase of U.S. $28.6 billion as compared to net international assets as of December 31, 2010.

At February 24, 2012, Mexico’s international reserves totaled U.S. $148.0 billion, an increase of U.S. $5.5 billion as compared to international reserves at December 30, 2011. At February 24, 2012, the net international assets of Banco de México totaled U.S. $154.2 billion, an increase of U.S. $5.0 billion as compared to net international assets at December 30, 2011.

Balance of International Payments

According to preliminary figures, during 2011, Mexico’s current account registered a deficit of 0.8% of GDP, or U.S. $8.8 billion, as compared to a deficit of U.S. $3.1 billion, or 0.3% of GDP, for 2010. The capital account registered a surplus of U.S. $52.7 billion in 2011, as compared to a surplus of U.S. $41.0 billion in 2010. Foreign investment in Mexico totaled U.S. $44.8 billion during 2011, as compared to U.S. $44.0 billion during 2010, and was composed of direct foreign investment inflows totaling U.S. $19.4 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $25.4 billion.

Public Finance

Revenues and Expenditures

According to preliminary figures, during 2011, the public sector balance registered a deficit of Ps. 355.5 billion in nominal pesos, or 2.5% of GDP, as compared to a deficit of Ps. 370.5 billion in nominal pesos, or 2.8% of GDP, registered during 2010. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 88.3 billion, or 0.6% of GDP, during 2011, as compared to a deficit of Ps. 102.0 billion, or 0.8% of GDP, during 2010.

In 2011, public sector budgetary revenues totaled Ps. 3,269.6 billion in nominal pesos, a 6.8% increase in real terms as compared to 2010. This increase is mainly explained by a 9.3% increase in oil revenues and a 5.7% increase in non-oil tax revenues, each in real terms as compared to 2010.

According to preliminary figures, during 2011, crude oil revenues increased by 9.3% in real annual terms as compared to 2010, primarily as a result of a 39.3% increase in the price of crude oil exports, which was partially offset by a 1.0% decrease in crude oil production. Non-oil tax revenues increased by 5.7% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and the overall economic recovery.

According to preliminary figures, during 2011, net public sector budgetary expenditures increased by 5.3% in real terms as compared to 2010. During 2011, public sector financing costs increased by 3.6% in real terms as compared to 2010, mainly as a result of increased borrowings to finance the approved public deficit. Public sector financing costs as a percentage of GDP declined from 2.0% of GDP in 2010 to 1.9% in 2011.

At December 31, 2011, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 11.0 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 5.6 billion, the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.3 billion and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 27.0 billion.

2012 Budget

On September 8, 2011, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Revenue Law for 2012, the 2012 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Expenditure Budget for 2012, the 2012 Expenditure Budget) to Congress for approval. The 2012 Revenue Law and the 2012 Expenditure Budget were approved on October 27, 2011 and November 15, 2011, and were published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 16, 2011 and December 12, 2011 respectively (together, the 2012 Budget).

The 2012 Budget, as adopted by Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 95.2 billion, or 0.4% of GDP. Including physical investment by PEMEX, the 2012 Budget provides for a public sector budget deficit of 2.4% of GDP.

The 2012 Budget, as approved by Congress, contemplates public sector budgetary revenues totaling Ps. 3,310.5 billion, a 4.7% increase in real terms as compared to public sector budgetary revenues estimated for the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 (the Federal Revenue Law for 2011). The Government estimates that expenditures will total Ps. 3,405.7 billion during 2012 (excluding estimated physical investment expenditures by PEMEX totaling Ps. 301.2 billion), a 4.4% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011 (the Federal Expenditure Budget for 2011 and, together with the Federal Revenue Law for 2011, the 2011 Budget).

The 2012 Budget allows the Government to increase expenditures for social development by 6.4%, national security by 9.4% and science, technology and innovation by 18.6%, each as compared to the amounts budgeted for 2011.

The preliminary results for 2010 and 2011, as well as the budget assumptions and targets for the 2011 Budget and the 2012 Budget, are presented below.

2010 and 2011 Results;

2011 Budget and 2012 Budget Assumptions and Targets

	2010 Results(1)		2011 Budget(5)		2011 Results(2)		2012 Budget(6)
Real GDP growth (%)		5.5%		3.8%		3.9%		3.3%
Increase in the national consumer price index (%)		3.6%		3.0%		3.8%		3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S. $	72.33	U.S. $	65.40 (3)	U.S. $	101.00	U.S. $	84.90 (3)
Current account deficit as % of GDP		0.5%		n.a.		0.8%		n.a.
Average exchange rate (Ps./U.S.$1.00)		12.6		12.9		12.4		12.8
Average rate on 28-day Cetes (%)		4.4%		5.0%		4.2%		4.6
Public sector balance as % of GDP(4)		(0.8%)		(0.5%)		(0.6%)		(0.4%)
Primary balance as % of GDP(4)		1.2%		n.a.		1.3%		n.a.

Note:	n.a. = not available.
(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	The Government entered into agreements to hedge oil prices in order to isolate the 2011 Budget and 2012 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2011 and Federal Revenue Law for 2012.
(4)	Excluding physical investments by PEMEX.
(5)	2011 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2011 (General Economic Policy Guidelines for 2011) published in September 2010 and in the Programa Económico 2011 (Economic Program for 2011) published in November 2010, as modified by the 2011 Budget adopted by Congress.
(6)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) published in September 2011 and in the Programa Económico 2012 (Economic Program for 2012) published in November 2011, as modified by the 2012 Budget adopted by Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at December 31, 2011, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at December 31, 2011, the net internal debt of the Government totaled Ps. 3,129.5 billion (including liabilities associated with the public sector pension reform law of Ps. 171.9 billion), an 11.4% increase in nominal terms as compared to the Ps. 2,808.9 billion outstanding at December 31, 2010. At December 31, 2011, according to preliminary figures, the gross internal debt of the Government totaled Ps. 3,197.7 billion, a 10.7% increase in nominal terms as compared to the Ps. 2,888.3 billion of gross internal debt outstanding at December 31, 2010. Of the total gross internal debt of the Government at December 31, 2011, Ps. 349.8 billion represented short-term debt and Ps. 2,847.9 billion represented long-term debt, as compared to Ps. 294.4 billion of short-term debt and Ps. 2,593.9 billion of long-term debt at December 31, 2010. The Government’s financing costs on internal debt totaled Ps. 193.4 billion during 2011, an increase of 7.4% as compared to 2010.

During 2011, the average maturity of the Government’s internal debt increased by 0.41 years, from 7.20 years at December 31, 2010 to 7.61 years at December 31, 2011.

At December 31, 2011, the gross internal debt of the public sector including the recognition of Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) totaled Ps. 3,446.8 billion, as compared to Ps. 3,080.9 billion outstanding at December 31, 2010. The following table summarizes the net internal public debt of the Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,
	2006		2007		2008		2009		2010		2011(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,569.9	93.9%	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps.2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%
Cetes	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	456.6	14.3
Floating Rate Bonds	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3	202.5	6.3
Inflation-Linked Bonds	155.3	9.3	235.3	12.4	334.9	14.0	430.6	15.9	647.2	22.4	779.1	24.4
Fixed Rate Bonds	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5
Other	102.9	6.2	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6	314.9	9.9

Total Gross Debt	Ps. 1,672.8	100.0%	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps.2,702.8	100.0%	Ps. 2,888.3	100%	Ps. 3,197.7	100%

Net Debt
Financial Assets(3)	(125.7)		(107.9)		(68.6)		(231.4)		(79.4)		(68.2)

Total Net Debt	Ps. 1,547.1		Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,808.9		Ps. 3,129.5

Gross Internal Debt/GDP		15.6%		16.1%		19.8%		21.4%		20.9%		21.3%
Net Internal Debt/GDP		14.4%		15.2%		19.2%		19.6%		20.3%		20.9%

Note:	Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 720.7 billion at December 30, 2011. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the Cuenta General de la Tesoría de la Federación (General Account of the Federal Treasury) with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included, unless and until the Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the International Monetary Fund (IMF) or the debt of the IPAB.

According to preliminary figures, at December 31, 2011, outstanding public sector gross external debt totaled U.S. $116.4 billion, as compared to U.S. $110.4 billion at December 31, 2010. Of this amount, U.S. $113.7 billion represented long-term debt and U.S. $2.8 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2011 represented approximately 32.6% of nominal GDP, 1.6 percentage point higher than at December 31, 2010.

According to preliminary figures, at December 31, 2011, commercial banks held approximately 17.0% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held approximately 23.6%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 59.2%; and other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government	Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2006	U.S. $39,330	U.S. $7,046	U.S. $7,545	U.S. $53,921	U.S. $845	U.S. $54,766
2007	40,114	7,745	6,576	54,435	920	55,355
2008	39,997	9,782	5,885	55,664	1,275	56,939
2009	47,350	41,048	6,202	94,600	1,754	96,354
2010(4)	56,168	45,536	6,385	108,089	2,339	110,428
2011(4)	60,590	47,436	5,625	113,651	2,769	116,420

By Currency(3)

	At December 31,
	2006		2007		2008		2009		2010		2011(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	97,048	83.4%
Japanese yen	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,793	5.8
Pounds sterling	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,906	1.6
Swiss francs	175	0.3	423	0.8	410	0.7	716	0.7	953	0.9	910	0.8
Others	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,763	8.4

Total	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	116,420	100.0%

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates at each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at December 31, 2011), (b) external borrowings by the public sector after December 31, 2011 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offering

On January 6, 2012, Mexico issued U.S. $2 billion of its 3.625% Global Notes due 2022. The notes were issued under Mexico’s U.S. $80 billion Global Medium Term Notes program at a yield to maturity of 3.706%.